UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 20, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: COMPULSORY SALE OF SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED AFTER DELISTING FROM THE AUSTRALIAN SECURITIES EXCHANGE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

COMPULSORY SALE OF SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED AFTER DELISTING FROM THE AUSTRALIAN SECURITIES EXCHANGE

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director has dealt in securities of the Company, after having received clearance to do so.

Following AngloGold Ashanti's announcement on 12 May 2023 to voluntary delist from the Australian Securities Exchange (the “ASX”) (the “Delisting”), trading in AngloGold Ashanti's CHESS Depositary Interests (“CDIs”) was suspended with effect from the close of trading on the ASX on 23 June 2023 and AngloGold Ashanti was removed from the official list of the ASX on 27 June 2023. As a consequence of the Delisting, holders of CDls who did not redirect the holding of the underlying ordinary shares to a different exchange were able to elect to exit their CDl holding through the sale of such ordinary shares on the Johannesburg Stock Exchange (the “JSE”) either voluntarily until 1 September 2023 or via a compulsory sale process, commencing on 4 September 2023 and ending on 15 September 2023 (the “Compulsory Sale Process”). The dealing in securities described in this news release occurred in connection with the Compulsory Sale Process.

Details of the transaction is provided below:

Name of executive director	Alberto Calderon
Name of Company	AngloGold Ashanti Limited
Nature of transaction	On-market sale of ordinary shares
Class of security	Ordinary shares
Date of transaction	15 September 2023
Number of securities sold	290
Average Price per securities	ZAR324.1446
Value of transaction (excluding fees)	ZAR94,001.934
Nature and extent of interest	Direct, Beneficial
Clearance to deal	Obtained

ENDS
20 September 2023

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 20, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary